Q3 2024 EARNINGS CONFERENCE CALL

November 5, 2024



FORTIS INC.

FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024 and 2025-2029, including investments which support the energy transition; forecast rate base and rate base growth for 2024 through 2029; annual dividend growth guidance through 2029; the nature, timing, benefits and expected costs of additional opportunities beyond the Capital Plan and other key transmission investments, including ITC's investments related to Tranche 2.1 of the MISO LRTP, customer connections including investments related to Alliant Energy's Big Cedar Industrial Center, and new data center manufacturing opportunities; the expected impact of the disposition of Aitken Creek on earnings for the annual period; forecast average cash flow to debt metrics over the next five years; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast capital expenditures for 2025-2029 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP Tranches 1 & 2.1, FortisBC Eagle Mountain Pipeline Project, UNS IRP Related Generation, UNS Roadrunner Reserve Battery Storage Projects 1 & 2, UNS Vail-to-Tortolita Transmission Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project and the FortisBC Tilbury 1B Project; forecast rate base and rate base growth for 2025-2029 by business unit; the 2050 net-zero direct GHG emissions target and interim 2030 and 2035 GHG emissions reduction targets; the expectation to have a coal-free generation mix by 2032; FortisBC targets to support the energy transition and reduce GHG emissions; forecast debt maturities for 2025-2034; and scheduled preferred share dividend rate resets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; the continuation of current participation levels in the Corporations DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2025-2029.



David Hutchens

President and Chief Executive Officer,
Fortis Inc.



Jocelyn Perry

EVP and Chief Financial Officer,
Fortis Inc.

Q3 2024 BUSINESS HIGHLIGHTS

Delivered Safe & Reliable Service
Top quartile safety and reliability relative to industry peers

Q3 2024 EPS of $0.85
EPS supported by underlying regulated rate base growth

Annual 2024 Capital Forecast of $5.2B
$3.6B spent through YTD September

Announced New $26B 2025-2029 Capital Plan
Supporting 6.5% average annual rate base growth to 2029

Q4 Dividend Increase of 4.2%; 51 Years of Increases
4-6% annual dividend growth guidance extended to 2029

MISO Long-Range Transmission Plan Advancing
ITC expects at least US$3B for MISO LRTP Tranche 2.1



HIGHLY EXECUTABLE $26B CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6.5%

2024 Annual Capital Program

$3.6B
Capital expenditures through YTD September

$5.2B
Annual capital forecast

Major Capital Projects
Timing of Eagle Mountain Pipeline Project supporting increase in capital forecast in 2024

2025 -2029 Capital Plan



$26B
Major Capital Projects
23%
Smaller Projects
77%

Consolidated Rate Base



$38.8B
$53.0B
6.5% CAGR
2024F
2029F

Note: U.S. dollar-denominated capital and rate base converted at a foreign exchange rate of 1.36 for 2024 and 1.30 for 2025-2029. Rate base CAGR calculated on a constant foreign exchange rate basis.

KEY TRANSMISSION INVESTMENTS

ITC – A FORTIS COMPANY: MISO LRTP Tranche 2.1

- In September 2024, MISO released its final Tranche 2.1 portfolio of projects which includes 24 projects totaling US$21.8B
- At least US$3B of capital investment expected at ITC for projects in Michigan and Minnesota where ROFRs are in effect; majority of investment anticipated post-2029
- Tranche 2.1 subject to MISO Board approval in December 2024



Final Tranche 2.1

Source: https://www.misoenergy.org/planning/long-range-transmission-planning/

ITC – A FORTIS COMPANY: Customer Connections

- ITC's plan includes investment necessary to serve the previously announced 300 MW Google data center at Alliant Energy's Big Cedar Industrial Center
- In October 2024, MISO approved the Big Cedar Load Expansion Project for transmission upgrades to serve up to 1,600 MW of new data center load at the Big Cedar Industrial Center, expected to be completed in two phases with targeted in-service dates of 2027 & 2028
  - Project requires franchise approval from the Iowa Utilities Commission prior to construction
  - Total project cost of up to US$400M



Source: https://cdn.misoenergy.org/20241016%20PAC%20Item%2004a%20EPR%20Requests652684.pdf

OPPORTUNITIES TO EXPAND AND EXTEND GROWTH BEYOND THE PLAN









ITC A FORTIS COMPANY

- **MISO LRTP Tranche 2.1**
  At least **US$3B** expected in Michigan and Minnesota where ROFRs are in effect; majority of investment anticipated post-2029
- **MISO LRTP Tranche 2.2**
  Timing and scope unknown
- **Customer Connections**
  Data centers and load growth
- **MISO/ SPP JTIQ**

UNS UNS Energy Corporation A Fortis Company

- **2023 IRP**
  Investment opportunity of **~US$2.5-$5.0B** through 2038
- **Potential New Retail Load**
  Supporting economic growth in region including data centers
- **Transmission investments**

FORTIS BC

- **Tilbury LNG Expansion**
  Marine bunkering
- **Renewable Gases**

Central Hudson People. Power. Possibilities. A FORTIS COMPANY

- **Transmission Investments**
  Supporting delivery of offshore wind as minority partner in NY Transco

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

~4%
Increase in Q4 2024 Dividend

51 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2029



73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 24F



FORTIS
WALL ST
FTS LISTED NYSE
FORTIS
FTS LISTED NYSE

THIRD QUARTER RESULTS

Reported EPS


$0.81
$0.85
Q3 2023
Q3 2024


$2.32
$2.45
YTD 2023
YTD 2024

Adjusted EPS


$0.84
$0.85
Q3 2023
Q3 2024


$2.37
$2.45
YTD 2023
YTD 2024

Key Q3 Adjusted EPS Drivers

- ↑ Rate base growth
- ↑ Strong earnings in Arizona, including new customer rates
- ↓ Timing of GCOC decision at FortisBC in 2023 of $0.05
- ↓ Disposition of Aitken Creek in November 2023
- = Unrealized gains on derivatives largely offset by higher finance costs

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 17 for the Non-U.S. GAAP reconciliation.

Q3 2024 EPS DRIVERS


Includes ($0.05) associated with retroactive impact of the September 2023 GCOC decision at FortisBC
Includes ($0.02) associated with the disposition of Aitken Creek; on an annual basis Aitken Creek will be neutral to EPS, net of finance cost savings
$0.84
$0.05
$0.02
($0.04)
($0.02)
$0.01
($0.01)
$0.85
Q3 2023 Adjusted EPS
U.S. Electric & Gas[1]
U.S. Transmission (ITC)
Western Canadian Electric & Gas[2]
Corporate & Other
Foreign Exchange
Weighted Average Shares
Q3 2024 Actual & Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 17 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.

YEAR-TO-DATE SEPTEMBER 2024 EPS DRIVERS



Includes ($0.05) associated with disposition of Aitken Creek; on an annual basis Aitken Creek will be neutral to EPS, net of finance cost savings
$2.37
$0.10
$0.06
$0.04
($0.09)
$0.01
($0.04)
$2.45
YTD 2023 Adjusted EPS
U.S. Electric & Gas(1)
U.S. Transmission (ITC)
Western Canadian Electric & Gas(2)
Corporate & Other
Foreign Exchange
Weighted Average Shares
YTD 2024 Actual & Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 17 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.

(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.

LIQUIDITY & CREDIT RATINGS

Q3 2024 Long-Term Debt Issuances

- Fortis Inc. – $500M 7-year notes at 4.17%
- UNS Energy – US$400M 10-year notes at 5.20%
- FortisBC Electric – $100M 30-year debentures at 4.92%
- FortisOntario - $55M 30-year notes at 5.05%

Raised ~$2.6B in Long-Term Debt Year-to-Date

Preference Share Dividends

- Preference share dividend rate resets
  - Series M – $600M (Q4 2024)[1]
  - Series H – $192M (Q2 2025)

Credit Ratings & Outlooks

MOODY'S	S&P Global	MORNINGSTAR DBRS
Baa3	A-[2]	A (low)
Stable	Negative	Stable

(1) The annual fixed rate dividend per share for Series M will be reset from $0.9783 to $1.37325 for the five-year period from December 1, 2024 up to but excluding December 1, 2029.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

MISO Base ROE

- In 2022, the U.S. Court of Appeals for the D.C. Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE
- In October 2024, FERC removed use of the risk-premium model in the ROE methodology; as a result, the base MISO ROE was revised from 10.02% to 9.98%, with a total maximum ROE of 12.58% with incentive adders; the order is effective September 2016 and directs refunds for certain periods[1]
- Reduction in the base ROE will impact EPS by less than one cent annually with a total MISO ROE including incentive adders of 10.73% at ITC, compared to 10.77% previously

Transmission ROFR

- In 2023, the Iowa District Court ruled that the Iowa ROFR legislation is unconstitutional, based on procedural grounds; an injunction was granted preventing any action on MISO LRTP Tranche 1 projects in Iowa that depend on the ROFR
- As a result of the inability to construct projects due to the Iowa District Court order, MISO conducted a variance analysis of the MISO LRTP Tranche 1 projects in Iowa; the conclusion issued in August reaffirmed the allocation of projects to ITC and other incumbent transmission owners; work on the Tranche 1 projects in Iowa has resumed[2]
- Iowa Court proceedings are ongoing for which the timing and outcome are unknown

ACC Generic Regulatory Lag Docket

- In October 2024, the ACC held a workshop exploring alternatives to using historical test year for determining rates
- The workshop focused on using formulaic rates
- Other options discussed included future test year and a multi-year rate plan
- The timing and outcome of this proceeding remain unknown

2025 General Rate Application

- In August 2024, Central Hudson filed its 2025 general rate application requesting new rates effective July 1, 2025
- Application seeks an allowed ROE of 10% and 48% common equity ratio
- Timing and outcome of this proceeding remain unknown

Show Cause Order

- In October 2024, the PSC issued a show cause order directing Central Hudson to explain why an enforcement proceeding should not commence in connection with a gas-related explosion that occurred in November 2023
- Central Hudson will file a response within 30 days of the order; the timing and outcome of this proceeding is unknown

(1) The application of the order will result in a regulatory liability of ~$35M (US$26M) to be recognized by ITC in Q4 2024. Fortis' 80.1% share of the related after-tax earnings impact will be ~$22M, of which the vast majority relates to periods prior to January 1, 2024.

(2) ITC's 2025-2029 capital plan includes ~US$800M in MISO LRTP Tranche 1 projects in Iowa.

WHY INVEST IN FORTIS?



SUSTAINABLE GROWTH

Focused on Executing

Strong Rate Base Growth	Robust Transmission Investment Pipeline	Transparent Funding Plan
Cleaner Energy Transition	4-6% Annual Dividend Growth	Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

Strong Governance	Regulatory & Geographic Diversity	Constructive Regulatory Relationships
Local Business Model	Virtually 100% Regulated	Primarily Transmission & Distribution Assets

UPCOMING EVENTS

Expected Earnings Release Dates

- Q4 2024 – February 14, 2025
- Q1 2025 – May 7, 2025

Other Investor Events

- EEI Financial Conference – November 11-12, 2024
- Wells Fargo Midstream, Energy & Utilities Symposium – December 11, 2024
- CIBC Western Institutional Investor Conference – January 22-23, 2025



NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q3 2024	Q3 2023	VARIANCE	YTD Sept. 2024	YTD Sept. 2023	VARIANCE
Adjusted Net Earnings						
Net Earnings	420	394	26	1,210	1,125	85
Adjusting items:						
Unrealized loss on mark-to-market of derivatives at Aitken Creek[1]	-	8	(8)	-	18	(18)
Revaluation of deferred income tax assets[2]	-	9	(9)	-	9	(9)
Adjusted Net Earnings	**420**	**411**	**9**	**1,210**	**1,152**	**58**
Adjusted Net Earnings per Share	**$0.85**	**$0.84**	**$0.01**	**$2.45**	**$2.37**	**$0.08**
Capital Expenditures						
Additions to property, plant and equipment	1,248	952	296	3,383	2,797	586
Additions to intangible assets	52	31	21	142	122	20
Adjusting item:						
Wataynikaneyap Transmission Power Project[3]	-	25	(25)	29	109	(80)
Capital Expenditures	**1,300**	**1,008**	**292**	**3,554**	**3,028**	**526**

(1) Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3M and $7M, for the three and nine months ended September 30, 2023, respectively, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023.

(2) Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment.

(3) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment. Construction was completed in Q2 2024.

THIRD QUARTER RESULTS BY SEGMENT

Third Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q3 2024	ADJUSTMENT	ADJUSTED Q3 2024[(1)]	Q3 2023	ADJUSTMENT	ADJUSTED Q3 2023[(1)]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	138	-	138	119	9	128	10
Regulated – U.S. Electric & Gas							
UNS Energy	204	-	204	178	-	178	26
Central Hudson	20	-	20	20	-	20	-
	224	-	224	198	-	198	26
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	(4)	-	(4)	22	-	22	(26)
FortisAlberta	54	-	54	45	-	45	9
FortisBC Electric	14	-	14	17	-	17	(3)
Other Electric	39	-	39	39	-	39	-
	103	-	103	123	-	123	(20)
Corporate and Other	(45)	-	(45)	(46)	8	(38)	(7)
Common Equity Earnings	**420**	**-**	**420**	**394**	**17**	**411**	**9**
Weighted Average Shares (# millions)	496.2	-	496.2	487.4	-	487.4	8.8
EPS	**$0.85**	**-**	**$0.85**	**$0.81**	**$0.03**	**$0.84**	**$0.01**

(1) Non-U.S. GAAP financial measure. Refer to Slide 17 for the Non-U.S. GAAP reconciliation.

YEAR-TO-DATE SEPTEMBER RESULTS BY SEGMENT

Year-to-Date September Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	YTD SEPT. 2024	ADJUSTMENT	ADJUSTED YTD SEPT. 2024[1]	YTD SEPT. 2023	ADJUSTMENT	ADJUSTED YTD SEPT. 2023[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	415	-	415	372	9	381	34
Regulated – U.S. Electric & Gas							
UNS Energy	396	-	396	338	-	338	58
Central Hudson	62	-	62	69	-	69	(7)
	458	-	458	407	-	407	51
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	173	-	173	169	-	169	4
FortisAlberta	139	-	139	126	-	126	13
FortisBC Electric	54	-	54	53	-	53	1
Other Electric	111	-	111	111	-	111	-
	477	-	477	459	-	459	18
Corporate and Other	(140)	-	(140)	(113)	18	(95)	(45)
Common Equity Earnings	**1,210**	**-**	**1,210**	**1,125**	**27**	**1,152**	**58**
Weighted Average Shares (# millions)	493.9	-	493.9	485.3	-	485.3	8.6
EPS	**$2.45**	**-**	**$2.45**	**$2.32**	**$0.05**	**$2.37**	**$0.08**

(1) Non-U.S. GAAP financial measure. Refer to Slide 17 for the Non-U.S. GAAP reconciliation.

2025-2029 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2025F	2026F	2027F	2028F	2029F	2025-2029 TOTAL
Regulated – Independent Electric Transmission						
ITC	1,403	1,488	1,523	1,600	1,573	7,587
Regulated – U.S. Electric & Gas						
UNS Energy	1,276	1,087	1,201	1,138	581	5,283
Central Hudson	462	480	440	486	462	2,330
Total Regulated – U.S. Electric & Gas	1,738	1,567	1,641	1,624	1,043	7,613
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	687	785	1,080	804	564	3,920
FortisAlberta	624	683	681	701	743	3,432
FortisBC Electric	179	186	167	183	181	896
Other Electric	540	477	491	528	500	2,536
Total Regulated – Canadian & Caribbean Electric & Gas	2,030	2,131	2,419	2,216	1,988	10,784
Non-Regulated – Corporate & Other	7	6	5	3	2	23
Total Capital Plan	**5,178**	**5,192**	**5,588**	**5,443**	**4,606**	**26,007**

Note: U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024F	2025-2029F	Estimated Completion Date
ITC MISO LRTP[1]	27	1,739	Post-2029
UNS IRP Related Generation[2]	-	1,621	Various
UNS Roadrunner Reserve Battery Storage Project 1	313	23	2025
UNS Roadrunner Reserve Battery Storage Project 2	114	325	2026
UNS Vail-to-Tortolita Transmission Project	78	223	2027
FortisBC Eagle Mountain Pipeline Project[3]	379	317	2027
FortisBC Tilbury LNG Storage Expansion	7	584	2029
FortisBC AMI Project	66	697	2028
FortisBC Tilbury 1B Project	1	343	2029



Major Capital Projects 23%
$26B
Capital Plan
2025-2029
Smaller Projects 77%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of ~US$1.2B for Tranche 1 and ~US$140M for Tranche 2.1 for the forecast period 2025-2029.
(2) Includes capital expenditures for resource requirements, including renewable generation, energy storage systems and natural gas generation supporting the transition to cleaner energy as outlined in the 2023 IRPs for TEP and UNS Electric.
(3) The project is net of customer contributions.

2024-2029 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2024F	2025F	2026F	2027F	2028F	2029F	5-YEAR CAGR to 2029
Regulated – Independent Electric Transmission							
ITC[1]	12.3	12.8	13.9	14.8	15.7	16.5	7.0%
Regulated – U.S. Electric & Gas							
UNS Energy[2]	7.6	7.7	8.3	8.8	9.8	10.7	6.7%
Central Hudson	3.2	3.4	3.7	4.0	4.1	4.3	7.2%
Total Regulated – U.S. Electric & Gas	10.8	11.1	12.0	12.8	13.9	15.0	6.8%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy[2]	5.8	6.3	6.7	7.4	8.1	8.7	6.6%
FortisAlberta	4.4	4.7	4.9	5.2	5.4	5.7	5.2%
FortisBC Electric	1.7	1.8	1.8	2.0	2.0	2.1	4.4%
Other Electric	3.8	4.0	4.3	4.4	4.8	5.0	6.3%
Total Regulated – Canadian & Caribbean Electric & Gas	15.7	16.8	17.7	19.0	20.3	21.5	5.9%
Total Rate Base Forecast	**38.8**	**40.7**	**43.6**	**46.6**	**49.9**	**53.0**	**6.5%**

Note: U.S. dollar-denominated rate base converted at a foreign exchange rate of 1.36 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.
(2) CAGR includes CWIP balances at UNS Energy and FortisBC Energy due to significant construction projects in process in 2024 that become rate base later in the planning period. Rate base growth adjusted for CWIP balances of $0.9B at UNS Energy and $0.6B at FortisBC Energy, respectively, in 2024, as well $0.5B at UNS Energy and $0.1B at FortisBC Energy, respectively, in 2029.

SENSITIVITY EXPOSURE

Foreign Exchange

- Assumed forecast USD:CAD FX rate of 1.30 for 2025-2029
- 65% of regulated earnings[1] / 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - EPS: ~$0.06
  - Five-year capital plan: $600M

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.035	$0.030
UNS Energy	$0.025	$0.015
FortisBC	$0.020	$0.015
Central Hudson	$0.010	$0.005
FortisAlberta	$0.010	$0.010


FORTIS

Note: EPS sensitivities reflect forecasted average annual impacts for 2025-2029. Foreign exchange EPS sensitivity inclusive of the Corporation's hedging activities.

(1) Non-U.S. GAAP financial measure for year ended December 31, 2023. Excludes Net Expense of Corporate and Other segment.

ONGOING REGULATORY PROCEEDINGS

ITC (A FORTIS COMPANY)

MISO Base ROE In 2022, the U.S. Court of Appeals for the D.C. Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE; matter dates back to complaints filed at FERC in 2013 and 2015; D.C. Circuit noted FERC did not adequately explain why it reintroduced the risk-premium model in its methodology which increased the MISO Base ROE from 9.88% to 10.02%; the court remanded the matter to FERC for further process; in October 2024 FERC issued an order revising the MISO Base ROE from 10.02% to 9.98% and removed use of the risk-premium model in establishing the base ROE(1)

Notice of Proposed Rulemaking on Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; the supplemental NOPR and the initial incentives NOPR remain outstanding

Transmission ROFR In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional; statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state; the District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP Tranche 1 Iowa projects in reliance on the ROFR; in August 2024, MISO concluded its variance analysis of the MISO LRTP Tranche 1 projects in Iowa, reaffirming the allocation of projects to ITC and other incumbent transmission owners; as a result, work on the Tranche 1 projects in Iowa has resumed; various legal proceedings with respect to this matter are ongoing for which the timing and outcome are unknown

Central Hudson (People. Power. Possibilities. A FORTIS COMPANY)

2025 General Rate Application In August 2024, Central Hudson filed a general rate application with the PSC requesting new rates effective July 1, 2025; application seeks an allowed ROE of 10% and 48% common equity ratio; timing and outcome of proceeding are unknown

Show Cause Order In October 2024, the PSC issued a show cause order directing Central Hudson to explain why an enforcement proceeding should not commence in connection with a gas-related explosion that occurred in November 2023; Central Hudson will file a response within 30 days of the order; the timing and outcome of this proceeding are unknown

FORTIS BC

2025-2027 Rate Framework In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for 2025-2027; process will continue throughout 2024, with a decision expected by mid-2025

FORTIS ALBERTA

GCOC Decision In 2023, the AUC issued a decision in the GCOC proceeding and FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component for certain risk factors; in April 2024, the Court of Appeal granted permission to appeal, which is expected to be completed in Q1 2025

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; FortisAlberta's application for permission to appeal the decision will be heard by the Court of Appeal in Q4 2024

(1) The application of the order will result in a regulatory liability of ~$35M (US$26M) to be recognized by ITC in Q4 2024. Fortis' 80.1% share of the related after-tax earnings impact will be ~$22M, of which the vast majority relates to periods prior to January 1, 2024.

SUSTAINABILITY LEADERSHIP



Climate and Innovation

- 2050 net-zero direct emissions goal with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035
- Progress: More than halfway to achieving our 50% by 2030 target with a 33% reduction in scope 1 emissions relative to 2019 levels
- 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal-free by 2032; seasonal operations commenced at Springerville in 2023
- Pilot project formed to produce low-carbon hydrogen; FortisBC continues to partner with others, including local universities, to study safe and reliable hydrogen blending with natural gas
- FortisBC increased RNG supply by 21% in 2023, and by more than 10 times since 2019
- FortisBC targets to support the energy transition and reduce GHG emissions:
  - Reduce absolute scope 1 GHG emissions by 35% by 2035 from 2019 levels
  - Reduce customers' GHG emissions by 200k tonnes through participation in conservation and energy management initiatives by the end of 2027
  - Invest $690M to help customers save 3.8M gigajoules of gas and 115 GWh of electricity by the end of 2027

Community and Indigenous Relations

- Building on our strong record of mutually beneficial partnerships with Indigenous peoples
- FortisBC awarded silver-level designation in Progressive Aboriginal Relations™ from the Canadian Council of Indigenous Business
- 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid
- ~$11M of community investment in 2023

Governance Leadership

- Ranked #2 out of 219 S&P/TSX companies in The Globe & Mail 2023 Board Games
- Independent chair; 11 of 12 directors are independent
- 58% of Fortis board members are women; 2 of 12 identify as a visible minority
- Average board tenure of 5.7 years
- Women currently represent 57% of the Fortis Inc. executive leadership team
- 82% of Fortis utilities have a female in the position of CEO or board chair
- Executive compensation linked to climate and diversity targets

Q3 2024 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q3 2024 vs. Q3 2023 SALES TRENDS
ITC	N/A	• Peak load down 3% primarily due to cooler weather and decreased economic activity
UNS Energy Corporation [1]	-1%	• Decrease primarily due to lower air conditioning load associated with milder temperatures; absent weather impacts, retail sales flat
Central Hudson	+7%	• Increase primarily due to higher average consumption by residential and commercial customers due to warmer weather
FortisAlberta	+2%	• C&I sales up 7% mainly due to customer additions and higher average consumption by industrial customers; residential sales down 9% mainly due to lower average consumption by agricultural customers reflecting reduced irrigation needs due to higher rainfall, partially offset by customer additions
FortisBC	+19%	• Residential gas sales flat; increase in gas sales primarily due to higher average consumption by industrial and transportation customers
FortisBC	+5%	• Residential electric sales up due to warmer weather; increase also due to higher average consumption by industrial customers, partially offset by lower average consumption by commercial customers
Other Electric	+1%	• Eastern Canadian residential and C&I sales each up 1% • Caribbean sales up 4% due to increased tourism-related activities and customer additions



(1) Excludes wholesale sales at UNS Energy.

DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS

Debt Maturities



10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
Non-Regulated(1)
Regulated

Note: U.S. dollar-denominated debt translated at September 30, 2024 closing exchange rate of 1.35.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

(2) The annual fixed rate dividend per share for Series M will be reset from $0.9783 to $1.37325 for the five-year period from December 1, 2024 up to but excluding December 1, 2029.

Preference Share Dividend Rate Resets & Conversions



2024
Series M - $600M
December 1, 2024(2)
Series H - $192M
Series I - $58M
June 1, 2025
2026

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global[1]	MOODY'S	MORNINGSTAR DBRS
Fortis Inc.	A-[2]	Baa3	A (low)
ITC Holdings Corp.	A-[2]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) In October 2024, S&P confirmed the Corporation's credit ratings and negative outlook.
(2) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

GLOSSARY

ACC	Arizona Corporation Commission
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
BC	British Columbia
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" in Q3 2024 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
CFO	Chief Financial Officer of Fortis
CIS	Customer information system
Cleaner Energy Transition	Investments that shift energy production to alternatives that result in lower greenhouse gas emissions
CLO	Chief Legal Officer of Fortis
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
CUC	Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2023) subsidiary of Fortis, together with its subsidiary
CWIP	Construction work-in-progress
C&I	Commercial & Industrial
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DRIP	dividend reinvestment plan
EEI	Edison Electric Institute
Energy transition Investments	Investments to support clean energy transition
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisOntario	FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries
FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GCOC	generic cost of capital

GHG	greenhouse gas
GWh	Gigawatt hours
IRP	Integrated Resource Plan
IT	Information technology
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
JTIQ	Joint Transmission Interconnection Queue Study
Km	Kilometers(s)
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
Maritime Electric	Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based rate-setting
PSC	New York Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RFP	request for proposal
RNG	renewable natural gas
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	Regional transmission organization
S&P	Standard & Poor's Financial Services LLC
SPP	Southwest Power Pool
T&D	transmission and distribution
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
Total Shareholder Return	Total shareholder return, or TSR. which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period.
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap Partnership	Wataynikaneyap Power Limited Partnership